March 29, 2006

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Empire Fidelity Investments Variable Annuity Account A - Pre-Effective Amendment No. 1

(File Nos. 333-130942 and 811-06388)

Ladies and Gentlemen:

On behalf of the Depositor, Empire Fidelity Investments Life Insurance Company, and the Registrant, Empire Fidelity Investments Variable Annuity Account A, we are filing this pre-effective amendment on form N-4 for several purposes:

(a) to respond to the comments in your March 10, 2006 letter faxed to our counsel, Michael Berenson,

(b) to provide Power of Attorney in response to your comments.

Your comments, and our responses to them, are as follows:

Comment: Financial statements, exhibits, and other information -

Financial statements, exhibits, and other information not included in this registration statement should be filed by pre-effective amendment.

Response: We have provided in this pre-effective amendment, the relevant financial statements, exhibits and other information as requested

Comment: Tandy Comment -

We urge all persons who are responsible for the accuracy and adequacy of thedisclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy for the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: I hereby acknowledge on behalf of the Separate Account that: (i) the Separate Account is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Separate Account may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you for your careful review of this registration statement. We hope these answers are fully responsive to your comments. If you need further information, please contact our counsel, Michael Berenson, at 202-739-5450.

Sincerely,

/s/ David J. Pearlman

David J. Pearlman

Empire Fidelity Investments Variable Annuity Account A

Pre-effective amendment No. 1

March 29, 2006